[FARM BUREAU LIFE INSURANCE COMPANY LETTERHEAD]

August 6, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Post-Effective Amendment No. 17 to the
Registration Statement on Form N-6 for
Farm Bureau Life Variable Account
(File Nos. 333-87766 and 811-05068)

Commissioners:

Farm Bureau Life Insurance Company (the “Company”), on its own behalf and on behalf of Farm Bureau Life Variable Account (the “Account”), provides this letter in response to oral comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) on July 8, 2013, with respect to the above-captioned post-effective amendment.

The Company acknowledges that:

•                  Commission staff comments or changes to disclosure in response to Commission staff comments in the filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to the filing;

•                  the Company, on behalf of the Account, is responsible for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company, on behalf of the Account, may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *   *

If you have any questions or further comments, please call either Thomas Bisset at (202) 383-0118 or Patrice Pitts at (202) 383-0548.

Sincerely,

/s/ Craig D. Hill
Craig D. Hill
Chairman

cc:	Alison White
Jennifer Morgan
Sara Tamisiea
Thomas Bisset
Patrice Pitts